A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Form SB-2 of Deeas Resources Inc.. (the "Company") of our report of September 29, 2006 on the financial statements as of August 31, 2006 and for the period then ended. We also consent to the reference to our firm under the heading “Experts” in the Form SB-2. Our report dated September 29, 2006 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Vancouver, Canada	/s/ Amisano Hanson
January 09, 2007	CHARTERED ACCOUNTANTS

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net